UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 14, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, an offer to sell, or a solicitation of an offer to sell, the Bonds. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder. Such prospectus will contain detailed information about the Company and management, as well as financial statements. No public offering of securities is to be made by the Company in the United States.

EXTENSION OF OFFER TO REPURCHASE FOR CASH AND CONSENT SOLICITATION

BY

EASTERN AIR OVERSEAS (HONG KONG) CORPORATION LIMITED
(THE “COMPANY”)

(incorporated in Hong Kong with limited liability)

RELATING TO ANY AND ALL OF ITS CNY3,300,000,000 4.8%
GUARANTEED BONDS DUE 2017

(Stock code: 85953)

(THE “BONDS”)

Unconditionally and Irrevocably Guaranteed by

Reference is made to the announcement of the Company dated 18 March 2016 in relation to the Offer and the Consent Solicitation, the supplementary announcement of the Company dated 1 April 2016 in relation to amendments to the Offer and Consent Solicitation, and the announcement of the Company dated 13 April 2016 in relation to adjournment of the Bondholders’ Meeting (the “Announcements”). Capitalised terms not otherwise defined herein shall have the same meanings given to them in the Announcements.

EXTENSION OF THE OFFER AND CONSENT SOLICITATION

As announced in the Company’s announcement dated 13 April 2016, the Bondholders’ Meeting was adjourned to 27 April 2016 at 10:00 hours (Hong Kong time). The notice for the adjourned meeting (the “Notice of Adjourned Meeting”) is expected to be sent on or about 15 April 2016 to all relevant Bondholders.

The Company further announces that the Expiration Deadline for the Offer and the Consent Solicitation is re-opened and extended to 22 April 2016 at 17:00 hours (Hong Kong time). The Tender Acceptance Date is postponed to 27 April 2016 on which date the Company will announce whether it will accept valid tenders of the Bonds pursuant to the Offer and if so accepted, the Acceptance Amount, the Purchase Price and the Scaling Factor (if applicable) to be applied to valid tenders of the Bonds. The Settlement Date for the Offer and Consent Solicitation will be postponed to 29 April 2016.

The Record Date for the adjourned Bondholders’ Meeting shall be 18:30 hours (Hong Kong time) on 13 April 2016 (the “Adjourned Meeting Record Date”). Only Holders of Record on the Adjourned Meeting Record Date who have not previously submitted a valid Tender Instruction and/or a Consent Instruction are able to deliver Tender Instructions and/or Consent Instructions prior to the extended Expiration Deadline.

Valid Consent Instructions already delivered prior to the Bondholders’ Meeting shall remain valid for the adjourned Bondholders’ Meeting and the relevant Bonds will remain deposited in the Escrow Account.

FORWARD LOOKING STATEMENTS

Forward-looking statements in this announcement, including those statements relating to the Offer, are based on current expectations, assumptions, estimates and projects about the Company, the Guarantor and the industry. These statements are not guarantees of future performance, and that the Company’s and the Guarantor’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Company and the Guarantor operate may differ materially from those made in, or suggested by, the forward-looking statements in this announcement. Future events and results involve risks, uncertainties and assumptions that are difficult to predict. Important factors that could cause those differences include, but are not limited to, changes in the competitive environment and regulatory environment of the airline industry globally, changes in the business and financial condition of the Company and the Guarantor and their affiliates, and changes in the general economic trend.

Investors and potential investors are advised to exercise caution when dealing in the securities of the Company and the Guarantor.

ONLY PERSONS OUTSIDE HONG KONG OR PROFESSIONAL INVESTORS, AS DEFINED UNDER THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) OF THE LAWS OF HONG KONG AND ANY RULES MADE THEREUNDER ARE ELIGIBLE TO VIEW THE MEMORANDUM, AMENDMENT NOTICE, AND NOTICE OF ADJOURNED MEETING. THE MEMORANDUM AND AMENDMENT NOTICE IS FOR DISTRIBUTION TO PROFESSIONAL INVESTORS ONLY.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL THE BONDS. AN OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE MEMORANDUM, THE AMENDMENT NOTICE AND NOTICE OF ADJOURNED MEETING.

The Offeror may reject tenders of Bonds which it considers in its sole and absolute discretion not to have been validly tendered in the Offer and the Offeror is under no obligation to any relevant Holder of Record to furnish any reason or justification for refusing to accept such tenders. For example, tenders of Bonds may be rejected and not accepted and may be treated as not having been validly tendered in the Offer if any such tender does not comply with the requirements of a particular jurisdiction.

If any Bondholder is in any doubt as to the action it should take or is unsure of the impact of the Offer, the Consent Solicitation and the Amendment Notice, it is recommended to seek its own financial and legal advice, including with regard to any tax consequences, from its stockbroker, bank manager, solicitor, attorney, tax adviser or other independent financial or legal adviser. None of the Company, the Guarantor, the Sole Dealer Manager, the Tender Agent, the Escrow Agent, the Trustee, the Agents or any of their respective directors, officers, employees, agents or affiliates provides any legal, business, tax, investment or other advice in connection with the Offer, the Consent Solicitation, the Amendment Notice and the Notice of Adjourned Meeting.

Hong Kong, 14 April 2016

As at the date of this announcement, the directors of Eastern Air Overseas (Hong Kong) Corporation Limited are Wu Yongliang, Wu Zhiwei, Guo Lijun, Yuan Jun, and Jin Yunqiu.

As at the date of this announcement, the directors of China Eastern Airlines Corporation Limited are:

Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, President
Xu Zhao	Director
Gu Jiadan	Director
Li Yangmin	Director, Vice President
Tang Bing	Director, Vice President
Tian Liuwen	Director, Vice President
Ji Weidong	Independent non-executive Director
Li Ruoshan	Independent non-executive Director
Ma Weihua	Independent non-executive Director
Shao Ruiqing	Independent non-executive Director

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